FuelGems, Inc.

ANNUAL REPORT

301 Congress Ave #2200
Austin, TX 78701
(415) 251-0250
https://www.fuelgems.com/

This Annual Report is dated June 16, 2026.

BUSINESS

FuelGems, Inc. ("FuelGems" or the "Company") has developed a revolutionary fuel additive that uses proprietary produced and modified nanoparticles to transform the operation of diesel and gasoline-powered engines. With the FuelGems additive, carbon emissions drop by 9%, poisonous carbon monoxide emissions by 15%, and the release of unburnt hydrocarbons and other dangerous particulate matter and emissions fall by up to 50%. The lubricity of the engine and its components is increased and fuel efficiency also rises by up to 9%.

FuelGems' additive is cost-effective and requires only a microdose of 1-5 grams for 260 gallons of fuel. The Company forecasts approximately $420 million in revenue by year 6 of full-scale operations, with projected expenses of $249 million (40% EBITDA margin). These projections are based on the Company's belief that it can reach 10 gas station operators (500 gas stations per operator) and 10 refineries by 2026.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $1,057,869
Use of proceeds: General Operations
Date: April 27, 2025
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue

Revenue. For the period ended December 31, 2025, the Company had revenues of $0 compared to the year ended December 31, 2024, when the Company had revenue of $0. FuelGems, Inc. is currently running strategic partnerships and product development.

Cost of sales

Cost of Sales For the period ended December 31, 2025 was $0 compared to the year ended December 31, 2024, when the Company had cost of sales of $0. FuelGems, Inc. is currently running strategic partnerships and product development, and no funds have yet been spent on sales.

Gross margins

Gross profit decreased from $-474,293 in 2024 to $-284,587 in 2025. This was the direct result of us running strategic partnerships and product development

Expenses

Expenses. The Company's operating expenses totaled $309,951 for the fiscal year ended December 31, 2025, compared to $495,186 for the fiscal year ended December 31, 2024. The decrease in in expenses marks our switch to search of strategic partner.

Historical results and cash flows:

The Company is currently in the initial production stage and is pre-revenue. We are in search of a strategic partner. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are expanding production capacity, which will allow to run pilot testing with prospective clients, convert those to contracts, and grow revenue thereafter. Past cash was primarily generated through seed funding. Our goal is to expand the output of our fuel additive, secure further intellectual property, expand sales and marketing efforts, generate, and grow revenue. The only difference is we'd do these tasks with a strategic partners.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $286,948.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kirill Gichunts

 Kirill Gichunts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Director, and Co-Founder
• Dates of Service: March 2019 — Present
• Responsibilities: Run the operations of the company. Kirill Gichunts does not take a salary and owns 61.77% of FuelGems stock vested over 4 year period since company incorporation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kirill Gichunts
Amount and nature of Beneficial ownership: 3,550,000
Percent of class: 55.38%

RELATED PARTY TRANSACTIONS

There no related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 10,000,000
• Outstanding: 6,410,582
• Voting Rights: 1 vote per share. Please see Other Material Rights for further details on voting rights associated with these securities.
• Material Rights: The total amount outstanding includes 10,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 275,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Stock Transfer Agreements. The Company shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by law.

Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

Stockholder's right to transfer. Stockholders may sell or otherwise transfer their Shares provided that any such sale or other transfer is affected in accordance with all applicable securities laws. In case of transfer, the stockholder shall deliver to the corporation a written notice (the "Notice") stating: (1) the stockholder's bona fide intention to sell or otherwise transfer such shares; (2) the name of each proposed transferee ("Proposed Transferee"); (3) the number of Shares to be transferred to each Proposed Transferee; and (4) the terms and conditions of each proposed sale or transfer.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $3,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise

only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that the product may never be used to engage in transactions. It is possible that the failure is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
FuelGems was formed on 03/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FuelGems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that fuel additive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Operating Risk
Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Investment Risk
There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Forecast Risks
The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Forecast Risk
FuelGems's current business model is built on a product that has demonstrated performance with variance in results in real life and in research institution/university testing and the leadership has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, manufacturing using its own equipment to produce the nanoparticles or

having the nanoparticles deliver the stated results. If FuelGems is unable to deliver these items, or the market does not respond positively to them, some or all of the usefulness of FuelGems product may be at risk, despite any corrective actions FuelGems may take.

Finance Risk

The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities until they automatically convert to Common Stock. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Team

FuelGems's future success depends on the efforts of a small management and technical team. The loss of services of the members of the management and/or technical team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Interest Risk

A potential lack of use or public interest in the FuelGems product and change in the legal and regulatory environment in fuel and fuel additives could negatively impact FuelGems's business operations and revenue streams.

Features Risk

Although FuelGems intends for the FuelGems product to have the features, specifications, uses and applications, FueGems may make changes to such features, specifications, uses and applications for any number of reasons.

Operations Risk

FuelGems may rely on third parties to develop and build out components of the product or its manufacture. FuelGems may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with FuelGems.

Growth Risk

FuelGems's success depends on its continued innovation and increase in the output of the product to provide products that are useful for users. If FuelGems is unable to continue offering high-quality, products, it may be unable to attract additional users or retain current users, which could harm FuelGems's business, results of operations and financial condition. In addition, FuelGems's success depends on its ability to continue to attract users to its product.

Competition Risk

FuelGems's existing and potential competitors include, but are not limited to, companies that operate, or could develop nanotechnology based fuel additives. These companies could devote greater technical and other resources than FuelGems has available, have a more accelerated timeframe for deployment and leverage their existing customer bases/distribution network and proprietary technologies to provide products that users might view as superior to FuelGems's offerings. Any of FuelGems's future or existing competitors may introduce different solutions that attract users or provide solutions similar to FuelGems's but with better branding or marketing resources. If FuelGems is not able to continue to attract users of its product, FuelGems's business, results of operations and financial condition would be harmed.

Financial Risk

If FuelGems runs out of cash and not able to successfully monetize the technology and/or raise additional capital, it may need to liquidate the business.

Economic Risk

A prolonged downturn in one or more of the economies in the countries where Fuelgems operates and intends to operate, including the potential long term effects of the coronavirus pandemic,would result in reduced demand and will affect the ability of FuelGems product to generate significant revenue.

Forecast Risk

Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections.

These and other factors could adversely affect the outcome and financial effects of the plans and events of FuelGems and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.
No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

Investment Risk

An investment in FuelGems is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in FuelGems stock can be volatile. No representation is made that the FuelGems will achieve certain performance goals or that any investment in FuelGems will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the FuelGems stock and it may be subject to substantial transfer restrictions.

Other Risks

FuelGems develops new and novel and experimental technology. In addition to the risks outlined, there are other risks associated with FuelGems, including those that FuelGems cannot anticipate.

Perks Risks

The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, future users of FuelGems product are given discounts. At some point, however, FuelGems may abandon the discounts and benefits that have been or are being provided would no longer be benefits.

Strategy Risk

The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free products in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

Investor Risk

Investors will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Trading Risk

The securities that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the securities be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney.

Investment Risk

There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Extension Risk

The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

FuelGems, Inc.
By /s/ *Kirill Gichunts*
Title: CEO and Director

By /s/ *Kirill Gichunts*
Name: Kirill Gichunts
Title: CEO and Director

By /s/ *Kirill Gichunts*
Name: Kirill Gichunts
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

I, Kirill Gichunts, the CEO, co-founder, director of FuelGems Inc. hereby certify that the financial statements of FuelGems Inc. notes thereto for the periods ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

FuelGems Inc. has not yet filed its federal tax return for 2025.

Kirill Gichunts

FuelGems Inc.
Index to Financial Statements
(unaudited)


FUELGEMS INC.
BALANCE SHEETS
DECEMBER 31, 2025
(unaudited)


		2025
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$	286,948
Total Current Assets		286,948
Property and equipment, net		151,763
Intangible assets, net		19,133
TOTAL ASSETS	**$**	**457,844**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Notes payable, related party	$	-
Total Current Liabilities		0
Non-Current Liabilities		
SAFE instruments, net of offering costs		1,079,416
TOTAL LIABILITIES		**1,079,416**
Shareholders' Equity		
Common stock (10,000,000 of $0.0001 par shares authorized, 6,516,138 and 5,250,000 issued at December 31, 2021 and 2020)		0
Additional paid-in capital		1,782,127
Accumulated deficit		-2,403,698
TOTAL SHAREHOLDERS' EQUITY		-621,571
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**457,844**

FUELGEMS INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025
(unaudited)

		2025
Revenue		0
Operating Expenses:		
General and administrative		240,534
Advertising and marketing		44,053
Total Operating Expenses		284,587
Net operating income	$	**(284,587)**
Other Expense:		
Depreciation and amortization (expense)		-25,364
Net Loss	$	**(309,951)**

FUELGEMS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025
(unaudited)

Cash Flow Statement for the period ended		2025
Net Profit	$	(309,951)
Non Cash Items		
Total Depreciation	$	25,364
Add: Changes to Working Capital		
Dec/(Inc.) in Accounts Receivable	$	-
Inc/(Dec.) in Accounts Payable		
Cash Flow From Operations	**$**	**(284,587)**
Cash Flow From investing activities		
(Increase)/Decrease in Investements		
Property, Plant and Equipment	$	(44,706)
Intangible Assets	$	-
Cash Flow From Investing activities	**$**	**(44,706)**
Cash Flow From financing activities		
Distributions to Partners	$	-
Investments	$	-
Paid-In Capital	$	503,958
Loan Repayment	$	-
Cash Flow From Financing Activities	**$**	**503,958**
Add: Opening Cash Balance	$	112,283
Closing Cash Balance	**$**	**286,948**

FUELGEMS, INC. STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar year ended December 31, 2025 and 2024
See accompanying Independent Auditor's Report and Notes to the Financial Statements
(unaudited)

Net Loss							(495,186)	(495,186)
Balance as of December 31, 2024	-	$	-	-	$	652	$ 1,163,416	$ (2,093,748) $ (929,680)
Additional Paid-In Capital							618,059	618,059
Net Loss							(309,951)	(309,951)
Balance as of December 31, 2025	-	$	-	-	$	652	$ 1,781,475	$ (2,403,698) $ (621,571)

NOTE 1 – NATURE OF OPERATIONS

FuelGems Inc. was formed on 03-14-2019 ("Inception") in the State of Delaware.   The financial statements of FuelGems Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin Texas.

FuelGems Inc. The Company has invented an incredibly powerful new fuel additive that skyrockets the cleanness and performance of Gasoline, Diesel and Bio-fuel. A micro dose of 1 to 5 grams of this advanced material is needed to treat 260 gallons of fuel (1,000 liters). This proprietary and patented additive slashes greenhouse gas and dangerous emissions by up to 50%, increases lubrication and conserves precious fuel and increases gas mileage by up to 20%.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales when persuasive evidence that an agreement exists; and collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likelythan-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company, currently, has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Common Shares The Company's articles of incorporation the Company is authorized to issue 10,000,000 shares of 0.0001 par value Common Stock. Founders, management, and other strategic investors have also been issued shares.

NOTE 7 – SUBSEQUENT EVENTS

SAFE Issuances During the year ended December 31, 2020, the Company issued Notes payable in connection with its equity crowdfunding campaign ("Crowd Notes"). The Crowd Notes are similar to simple agreements for future equity ("SAFEs"), have no maturity date and bear no interest. The Crowd Notes provide a right to the holder to future equity in the Company in the form of Company Preferred Stock in certain equity financing or corporate transaction events. In the crowdfunding campaign, a large portion of the SAFEs were issued with 20 percent discount and $4.5mm valuation cap conversion features. The remainder of the SAFEs were issued with 20 percent discount and $8.5mm valuation cap conversion features.

Additionally, the Company issued SAFE instruments in conjunction with an exempt offering under Regulation D. These SAFEs were issued with a 20 percent discount and $8.5mm valuation cap conversion features.

The Company incurred costs in association with the crowdfunding offering. Those costs have been recorded against the amount raised. The Company accounts for the SAFE instruments under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020. In 2021, new SAFE instruments issued and the existing SAFE instruments from 2020 converted to 1,266,138 common shares.

The Company completed a crowdfunding raise through StartEngine, in which it is selling up to 1,880,381 shares of common stock at $2.09 per share. As of December 31, 2021, the Company has received a total of $227,157 in cash for shares sold on the platform gross of platform costs. As of December 31, 2022, the Company has received a total of $590,452 in cash for shares sold on the platform gross of platform costs. The Company issued approximately 521,790 shares in exchange for the cash received. As of December 31, 2023, the Company completed a raise on StartEngine and sold shares via Regulation D. The company has received a total of $231,457 in cash for shares sold on the platform gross of platform costs. The Company issued approximately 132,748 shares in exchange for the cash received. FuelGems Republic crowdfunding round, closed on April 27, 2025. The campaign raised $1,057,869 from 944 investors on the Republic platform via a Republic SAFE note.